Exhibit 99.1

FLY Leasing Acquires a New B777-300ER, Agrees to Acquire a B787-8

DUBLIN, Ireland, July 30, 2013 – FLY Leasing Limited (NYSE: FLY) (“FLY”), a global lessor of modern commercial jet aircraft, today announced that it has taken delivery of a new Boeing 777-300ER aircraft on a purchase and leaseback transaction with LATAM Airlines Group (“LATAM”). Additionally, FLY has entered into a purchase and leaseback agreement with LATAM for a new Boeing 787-8 aircraft scheduled for delivery in September 2013.

FLY financed the B777-300ER with funding from the European bank market and its own unrestricted cash.

“We are delighted to expand our fleet with the most in-demand wide-body aircraft on long-term leases to a premier credit,” said Colm Barrington, CEO of FLY. “With the delivery of the B777, FLY has now acquired six aircraft for approximately $330 million in 2013 and has identified a robust pipeline of additional acquisitions to meet our ambitious growth target. FLY is well capitalized to continue its strategy of growing its fleet with young, popular aircraft via acquisitions that will maximize shareholder value.”

LATAM was formed in 2012 by the merger of LAN Airlines S.A. and TAM S.A. It is now one of the largest airline groups in the world, providing passenger transport services to approximately 150 destinations in 22 countries.

About FLY

FLY acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, one of the world’s leading aircraft lease managers with more than 20 years of experience. For more information, please visit www.flyleasing.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the FLY’s plans, objectives, expectations and intentions. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. These factors include, but are not limited to those described under ‘‘Risk Factors’’ beginning on page S-9 of the preliminary prospectus supplement and the information described under ‘‘Risk Factors’’ under the heading ‘‘Item 3. Key Information’’ beginning on page 4 of FLY’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, which is incorporated in the preliminary prospectus supplement by reference, and any risk factors included or described in FLY’s other periodic reports, and in other information filed with the SEC, from time to time, and incorporated by reference into the preliminary prospectus supplement. Should one or more of these risks or uncertainties materialize, or should any of FLY’s assumptions prove incorrect, FLY’s actual results may vary in material respects from those projected in these forward-looking statements. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

Contact:

Matt Dallas

FLY Leasing Limited

+1 203-769-5916

ir@flyleasing.com